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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006237

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41464

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeltus Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Wilcox 860-275-2597
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Hartford, CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02

OATH OR AFFIRMATION

I, Daniel F. Wilcox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeltus Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President, Finance & Treasurer

Title

Notary Public

My Commission Expires June 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AELTUS CAPITAL, INC.

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2001



Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
Aeltus Capital, Inc.

We have audited the accompanying statement of financial condition of Aeltus Capital, Inc. (the "Company") as of December 31, 2001, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aeltus Capital, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2002

AELTUS CAPITAL, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 1,940,880
Distribution income receivable	450,073
Federal income taxes receivable	97,716
Due from affiliate, net	68,830
Other receivables	25,805
Other assets	18,900
Total Assets	$ 2,602,204

Liabilities

Distribution fees payable	937,882
Commissions payable	41,395
State income taxes payable	1,071
Total Liabilities	980,348

Shareholder's Equity

Common stock (No par value, 1000 shares authorized, issued, and outstanding)	1,000
Paid in capital	399,000
Retained earnings	1,221,856
Total Shareholder's Equity	1,621,856
Total Liabilities and Shareholder's Equity	$ 2,602,204

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Income
For the year ended December 31, 2001

Revenues	
Distribution fee income	$ 6,714,071
Commission income (net of $400,691 of commission expense)	199,216
Other income	50,551
Interest income	65,007
Total revenues	7,028,845
Expenses	
Distribution expenses	6,873,671
Commission expense	79,179
Other expense	47,654
Total expenses	7,000,504
Income before income taxes	28,341
State and federal income taxes	10,616
Net income	$ 17,725

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 1,000	$ 399,000	$ 1,203,912	$ 1,603,912
Net income	-	-	17,725	17,725
Other changes	-	-	219	219
Balance at December 31, 2000	$ 1,000	$ 399,000	$ 1,221,856	$ 1,621,856

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 17,725
Adjustments to reconcile net income to net cash used for operating activities:	
Increase in distribution income receivable	(15,572)
Decrease in other receivables	79,780
Decrease in due from affiliate, net	204,225
Increase in federal income taxes receivable	(107,795)
Increase in state income taxes payable	1,071
Increase in commissions payable	628
Decrease in distribution fees payable	(194,108)
Other	219
Net cash used for operating activities	(13,827)
Net decrease in cash and cash equivalents	(13,827)
Cash and cash equivalents, beginning of year	1,954,707
Cash and cash equivalents, end of year	$ 1,940,880

See accompanying notes to financial statements

AELTUS CAPITAL, INC.
Notes to Financial Statements
December 31, 2001

(1) Organization

The accompanying financial statements of Aeltus Capital, Inc. ("Company") have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company is a wholly owned subsidiary of Aeltus Investment Management, Inc. ("Aeltus Investment"). Aeltus Investment is a wholly owned subsidiary of Aetna Investment Advisor Holding Company, Inc. ("HOLDCO"). The Company's ultimate parent is ING Groep, N.V. ("ING"). The Company was incorporated in the State of Connecticut on February 23, 1994 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

During 2001, the Company served as the underwriter and distributor of the Aetna Series Fund, Inc. ("Fund"), as well as the Aetna Variable Funds (collectively "Aetna Funds") and is a party to numerous selling agreements, primarily with registered broker dealers, to promote and distribute shares of the Aetna Funds.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and debt securities purchased with a term to maturity of ninety days or less. Cash equivalents are stated at fair value.

(b) Revenue Recognition

Distribution fee income is recognized as revenue when services are performed and interest income from cash and cash equivalents is recognized as revenue when earned. Commission revenue from the sale of Fund shares subject to a front-end sales charge is recognized at the time of sale. Certain share classes carry a Contingent Deferred Sales Commission on shares redeemed within a specified timeframe after purchase. This commission revenue from the sale of Fund shares subject to this back-end sales charge is recognized at the time customers redeem applicable shares. Distribution fees received from the Aetna Funds for plans adopted under Rule 12b-1 are recognized in the month they are earned.

(c) Other Income

The Company offers for sale Class B shares in the Fund. In conjunction with this offering, the Company has an arrangement with an unrelated third party whereby the Company sold its right to receive 12b-1 fees in return for the third party's assumption of the Company's obligation to pay a fronted commission at the point of sale. In connection with this agreement, the Company receives a premium from the third party for these sales, which is reflected in other income.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

(3) Income Taxes

The Company is included in the consolidated federal return of HOLDCO. HOLDCO allocates to each member, as permitted under a tax sharing arrangement, an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for

(3) Income Taxes (continued)

the use of its tax saving attributes used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State and local income tax returns are filed separately. There are no temporary differences that would give rise to deferred tax assets or liabilities at December 31, 2001.

The provision for income tax expense for the year ended December 31, 2001 consists of:

Current:	
Federal	$9,545
State	1,071
Total provision for income taxes	$ 10,616

A comparison of income tax expense at the federal statutory rate of 35% to the Company's provision is as follows:

Tax expense at statutory federal tax rate	$ 9,920
State income tax expense, net of federal tax benefit	696
Provision for income taxes	$ 10,616
Effective tax rate	37.5%

During the year ended December 31, 2001, the Company made tax payments totaling $117,340.

(4) Related Party Transactions

Certain administrative and support functions such as mainframe technology, general ledger databases and other equipment, along with accounts payable, payroll and certain other record keeping and accounting services are provided by Lion Connecticut Holdings Inc. ("Lion"), a subsidiary of ING, to its affiliates. In addition, Lion provides the Company with its facilities. The cost associated with these services, which is determined based upon measures appropriate for the type and nature of service provided, is reflected in Distribution expenses on the Statement of Income.

The Fund is a related party as it is sponsored by an affiliate. The Company receives underwriting commissions from the sales of shares of the Fund. These fees are reflected in Commission income on the Statement of Income. The Company also receives distribution fees equal to a percentage of average daily net assets from the Aetna Funds pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940. These fees are reflected in Distribution income on the Statement of Income.

The Company has a distribution agreement with Aeltus Investment whereby Aeltus Investment provides the Company with systems and services relating to the Company's distribution of mutual funds and other securities managed by Aeltus Investment. In exchange, the Company pays Aeltus Investment for expenses under the distribution agreement. Aeltus Investment then reimburses the Company an amount equal to 140% of the cost of these distribution services. For the period ended December 31, 2001, the Company incurred $1,172,799 of distribution expense which resulted in distribution fee income of $1,641,919. As of December 31, 2001, Aeltus Investment owed the Company $70,514 pursuant to this agreeement.

(5) Aggregate Indebtedness and Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC has delegated oversight of these rules with respect to members of the NASD, such as the Company, to the NASD.

At December 31, 2001, the Company had net capital of $1,427,320, which was $1,361,964 above the required net capital of $65,356. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001 was .69 to 1.

(6) Subsequent Event

Effective January 1, 2002, the Company's underwriting and/or distribution responsibilities for the Aetna Funds were transferred to ING Funds Distributor, Inc. ("IFD"), an affiliate. As a result, substantially all the revenues, excluding interest income, and expenses currently recorded by the Company will be recorded by IFD. The Company is expected to be utilized to distribute other products of Aeltus Investment and its affiliates in the future.

AELTUS CAPITAL, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

NET CAPITAL:		
Total shareholder's equity		$ 1,621,856
Deductions		
Due from affiliate, net	68,830	
Other assets	18,900	
Federal income tax receivable	97,716	
Other receivables, over 30 days	9,090	
		194,536
Net capital		$ 1,427,320
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Distribution fees payable		$ 937,882
Commissions payable		41,395
State income taxes payable		1,071
Total aggregate indebtedness		$ 980,348
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required: Greater of 6 2/3% of aggregate indebtedness or $25,000.		$ 65,356
Excess net capital		$ 1,361,964
Ratio: Aggregate indebtedness to net capital		.69 to 1

Note: The above computation does not materially differ from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2001 filed with the National Association of Securities Dealers on January 25, 2002.

Schedules 2 and 3

AELTUS CAPITAL, INC.

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Under Rule 15c3-3

December 31, 2001

The Company does not handle securities or carry security accounts for customers and is exempt from Rule 15c3-3 under section (k)(1).



■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) rule 17a-5

The Board of Directors and Shareholder of
Aeltus Capital, Inc.

In planning and performing our audit of the financial statements of Aeltus Capital, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002